

September 2, 2010

Mr. César Alierta Izuel
Chief Executive Officer
Telefonica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain

> **Re:** **Telefonica, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 1-09531**

Dear Mr. Izuel:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

(2) Basis of Presentation of the Consolidated Financial Statements

c) Share exchange between Telefónica, S.A. and China Unicom Limited, and signing of strategic alliance agreement, page F-10

1. We note that on September 6, 2009, you entered into an agreement with China Unicom for mutual share exchange to invest the equivalent of USD 1,000 million in ordinary shares of the other party. We also note that on October 21, 2009, you completed the investment by issuing 40,730,735 Telefonica shares at Euro17.24 and received 693,912,264 China Unicom shares at a price of HKD 11.17. This agreement appears to qualify as a financial asset or liability rather than equity instrument considering the apparent exposure to variability in China Unicom's stock price and foreign currencies. See paragraph 21 of IAS 32. Please explain to us your consideration of the guidance in IAS 39 paragraph 14 for measuring this derivative

financial instrument. Also, please provide us with the details on how you recorded this transaction on September 6, 2009 and on October 21, 2009.

(9) Associates and Joint Ventures, page F-38

2. We note that hold less than a 20 per cent ownership in Portugal Telecom, China Unicom, Hispasat, S.A., and Telecom Italia, S.p.A and account for your investments under the equity method. Please tell us the factors you considered in concluding that the equity method is appropriate under IAS 28.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director